UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68254

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/17   AND ENDING   12/31/17
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: NorthStar Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village   Colorado   80111
(City)   (State)   (Zip Code)

W. Timothy Toole   (303) 895-3765
                                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent
public accountant must be supported by a statement of facts and circumstances relied on as the basis for the
exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
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OATH OR AFFIRMATION

I, W. Timothy Toole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NorthStar Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Brian Rosetti

Notary Public

BRIAN ROSETTI
NOTARY PUBLIC - STATE OF COLORADO
Notary Identification #20164043974
My Commission Expires 11/17/2020

Arapahoe / CO

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NorthStar Securities, LLC
Statement of Financial Condition

December 31, 2017

SEC ID No. 8-68254

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

NorthStar Securities, LLC
Statement of Financial Condition
December 31, 2017

Table of Contents



Grant Thornton LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
NorthStar Securities, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of NorthStar Securities, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

As discussed in Note 1 "Organization", the Company entered into a definitive agreement with S2K Financial Holdings, LLC to combine the Company with S2K on February 16, 2018. The new entity will be renamed Colony S2K Holdings, LLC. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

We have served as the Company's auditor since 2011.

New York, New York
March 1, 2018

NorthStar Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	6,216,340
Receivables (refer to Note 2)		4,131,551
Prepaid expenses and other assets		227,342
Furniture, fixtures and equipment, net		124,269
Total assets	$	10,699,502

Liabilities and member's equity

Liabilities

Commissions payable (refer to Note 2)	$	4,017,702
Compensation payable		1,155,861
Accounts payable and accrued expenses		695,365
Total liabilities		5,868,928
Commitments and contingencies (refer to Note 6)		
Member's equity		4,830,574
Total liabilities and member's equity	$	10,699,502

Refer to accompanying notes to financial statements.

4

NorthStar Securities, LLC
Notes to Financial Statements
December 31, 2017

1. Organization

NorthStar Securities, LLC (the "Company") is a Delaware limited liability company and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts.

On January 10, 2017, the Company's parent, NorthStar Asset Management Group Inc. ("NSAM"), merged with NorthStar Realty Finance Corp. ("NorthStar Realty") and Colony Capital, Inc. ("Colony"), under which the companies combined in an all-stock merger (referred to as the "Mergers"). Under the terms of the merger agreement, NSAM redomesticated to Maryland and intends to elect to be treated as a REIT beginning with its taxable year ended December 31, 2017 and NorthStar Realty and Colony, through a series of transactions, merged with and into the redomesticated NSAM, which was renamed Colony NorthStar, Inc. ("Colony NorthStar").

The Company is the managing broker-dealer for best efforts underwritings of its parent, Colony NorthStar. The Company is wholly owned by Colony NorthStar and relies on its parent for financial support of its operations. The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by Colony NorthStar.

The Company currently has a dealer manager agreement with NorthStar/RXR New York Metro Real Estate, Inc. ("NorthStar RXR"), a Maryland corporation that acquires high-quality commercial real estate with a focus on office and mixed-use properties with a lesser emphasis on multifamily properties. The Company is entitled to receive selling commissions, dealer manager fees and distribution fees on gross offering proceeds raised.

The Company currently has a wholesale marketing agreement with ALPS Distributors, Inc. ("ALPS") related to NorthStar Real Estate Capital Income Master Fund ("NorthStar Capital"), a master fund in a master/feeder structure, which pools investor capital raised through its feeder funds, NorthStar Real Estate Capital Income Fund and NorthStar Real Estate Capital Income Fund-T. ALPS is the distributor for NorthStar Capital therefore entitled to receive selling commissions on gross offering proceeds raised. The Company is entitled to receive dealer manager fees on gross offering proceeds raised.

On February 16, 2018, the Company entered into a definitive agreement with S2K Financial Holdings, LLC ("S2K") to combine the Company with S2K to create a leading retail distribution business, which will be renamed Colony S2K Holdings, LLC ("Colony S2K") (the "Proposed Transaction"). Colony S2K will distribute both current and future investment products of Colony NorthStar and S2K. S2K is the holding company of S2K Financial, LLC, a registered broker-dealer wholesale distributor of investment vehicles. Subject to customary closing conditions, including completion of required regulatory filings, the Proposed Transaction is expected to close in the second quarter of 2018.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

5

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less and deposits held with third parties that are readily convertible to cash to be cash equivalents. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Selling commissions, dealer manager fees and commission expense

The Company is entitled to receive selling commissions and dealer manager fees and obligated to pay commission expense to participating broker-dealers and employees in connection with the sale of equity. Revenue is recognized as earned or contractually due and expenses are recognized as incurred, both on a trade date basis.

The Company recorded the present value of the expected future distribution fees receivable/income from NorthStar Real Estate Income Trust II, Inc., a Maryland corporation formed primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments, ("NorthStar Income II") and NorthStar RXR and corresponding commissions payable/expense to participating broker-dealers of $3.9 million as of and for the year ended December 31, 2017.

Furniture, fixtures and equipment, net

Furniture, fixtures and equipment are carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance costs are expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent prepaid operating expenses and deposits for conferences and sponsorships.

Income Taxes

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. In March 2015, the Company merged with a single member limited liability company and was liquidated for federal income tax purposes. The single member limited liability company remained for income tax purposes as a disregarded entity.

The Company has assessed its tax positions for all open tax years, which includes 2014 through 2016 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions for the year ended December 31, 2017.

Equity-Based Compensation

The following awards were granted prior to the Mergers:

In February 2015, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair value at the closing price of $23.35 per share and vested over three years: (i) 20% on January 29, 2016; (ii) 20% on January 29, 2017; and (iii) 60% on January 29, 2018.

In February 2016, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair value at the closing price of $10.85 per share and vested quarterly over three years.

In January 2017, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair value at the closing price of $15.05 per share and vested quarterly over three years.

In connection with the Mergers, all outstanding time-based equity awards issued to employees vested in accordance with their terms and any remaining unrecognized compensation cost was recognized immediately. In accordance with ASC 718, *Compensation—Stock Compensation*, awards of a parent company granted to employees of a consolidated subsidiary are accounted for in the separate financial statements of the subsidiary as employee awards and if the subsidiary does not provide any consideration to the parent company for the awards, the offsetting entry to equity is considered a capital contribution from the parent company. As such, the Company recognized equity-based compensation expense and a capital contribution in the amount of $3.0 million for the year ended December 31, 2017 for the equity awards NSAM granted to certain of the Company's employees. The equity-based compensation expense was included as part of compensation expense in the statement of operations. In addition, the Company paid withholding tax related to vesting and net settlement of these same equity-based awards in the amount of $1.7 million. The Company recognized such amount as a distribution to Colony NorthStar.

The following awards were granted subsequent to the Mergers:

In March 2017, Colony NorthStar granted an equity award in the form of restricted shares of common stock to an employee of the Company. The restricted shares were recorded at fair value at the closing price of $12.91 per share and vest over three years: (i) 1/3 on January 10, 2019 and (ii) remaining on January 10, 2020.

In November 2017, CLNS granted an equity award in the form of restricted shares of common stock to an employee of the Company. The restricted shares were recorded at fair value at the closing price of $12.12 per share and vest over three years: (i) 1/3 on November 28, 2018; (ii) 1/3 on November 28, 2019; and (iii) remaining on November 30, 2020.

Equity classified stock awards granted to employees that have a service condition only are measured at fair value at date of grant and remeasured at fair value only upon a modification of the award. Fair value is determined based on the closing price of the Colony NorthStar's class A common stock at date of grant or date of remeasurement. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the awards, with the amount of compensation expense recognized at the end of a reporting period at least equal to the fair value of the portion of the award that has vested through that date. Compensation expense is adjusted for actual forfeitures upon occurrence.

Future Application of Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which amends existing revenue recognition standards by establishing principles for a single comprehensive model for revenue measurement and recognition, along with enhanced disclosure requirements. Key provisions include, but are not limited to, determining which goods or services are capable of being distinct in a contract to be accounted for separately as a performance obligation and recognizing variable consideration only to the extent that it is probable a significant revenue reversal would not occur. The new revenue standard may be applied retrospectively to each prior period presented (full retrospective) or retrospectively to contracts not completed as of date of initial application with the cumulative effect recognized in retained earnings (modified retrospective). ASU No. 2014-09 is effective for fiscal years and interim periods beginning after December 15, 2017. The FASB has subsequently issued several amendments to the standard, including clarifying the guidance on assessing principal versus agent based on the notion of control, which affects recognition of revenue on a gross or net basis. These amendments have the same effective date and transition requirements as the new standard. The Company adopted the standard on its

required effective date of January 1, 2018 using the modified retrospective approach, to be applied to contracts not yet completed as of date of adoption, and the adoption of this standard did not materially impact selling commissions, dealer manager fees and distribution fees.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which amends existing lease accounting standards, primarily requiring lessees to recognize most leases on balance sheet, as well as making targeted changes to lessor accounting. ASU No. 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The new leases standard requires adoption using a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. Full retrospective application is prohibited. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. The FASB has subsequently issued and/or proposed several amendments to the standard, including providing optional transitional relief to apply the effective date of the new lease standard as the date of initial application in transition, as well as providing for certain practical expedients. The Company plans to adopt the new lease standard on its effective date of January 1, 2019.

3. Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net consists of the following:

Office equipment	$	136,757
Furniture and fixtures		52,981
		189,738
Less: accumulated depreciation		(65,469)
	$	124,269

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company had net regulatory capital of $4.3 million, which exceeded its requirement of $0.4 million by $3.9 million.

5. Related Party Transactions

The following summarizes the selling commissions, dealer manager fees and distribution fees between the classes of common stock from affiliates that impact the Company for the year ended December 31, 2017:

	NorthStar RXR	NorthStar Capital[3]	NorthStar Income II
Class A[1]			
Selling Commission (per share)	7.00%	N/A	N/A
Dealer Manager Fee (per share)	3.00%	2.00%	N/A
Class T[1]			
Selling Commission (per share)	2.00%	N/A	N/A
Dealer Manager Fee (per share)	2.75%	1.00%	N/A
Annual Distribution Fee (per share) [2]	1.00%	N/A	1.00%

(1) Other than the varying fees, the Class A Shares and Class T Shares have identical rights and privileges, such as identical voting rights.

(2) The distribution fee is calculated on outstanding Class T Shares in an amount equal to 1.0% per annum of the gross offering price per share. The Company will cease receiving distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of NorthStar Income II or NorthStar RXR's common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) the Company's determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions, distribution fees and any other underwriting compensation paid to participating broker-dealers with respect to all Class A Shares and Class T Shares would be in excess of 10% of the gross proceeds of the primary offering related to NorthStar Income II or NorthStar RXR; or (iv) the end of the month in which the transfer agent, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, selling commissions and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account.

(3) ALPS is the distributor for NorthStar Capital therefore entitled to receive selling commissions on gross offering proceeds raised. The Company is entitled to receive dealer manager fees on gross offering proceeds raised.

Pursuant to a dealer manager agreement between the Company and NorthStar RXR, the Company is entitled to receive selling commissions, dealer manager fees and distribution fees on gross offering proceeds raised.

Pursuant to a dealer manager agreement between the Company and NorthStar Income II, the Company was entitled to earn and reallow all remaining distribution fees as of December 31, 2017. Subsequently, Colony NorthStar Credit Real Estate, Inc. (NYSE: CLNC) completed the combination (the "Combination") of a select debt and credit real estate portfolio of Colony NorthStar with substantially all of the assets and liabilities of NorthStar Real Estate Income Trust, Inc. and all of the assets and liabilities of NorthStar Income II. Upon completion of this merger which closed on January 31, 2018, distribution fees receivable/payable of $3.7 million related to NorthStar Income II's Class T Shares was written off on the Statement of Financial Condition with the corresponding charge reflected in the Statement of Operations as there is no right to receive the distribution fees from NorthStar Income II nor is there an obligation to pay the distribution fees to the participating broker-dealers.

Pursuant to a wholesale marketing agreement between the Company and ALPS in connection with the sale of shares of NorthStar Capital, the Company is entitled to receive dealer manager fees on gross offering proceeds raised.

The Company reallows all selling commissions earned to participating broker-dealers. In addition, the Company also receives a dealer manager fee of up to 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker-dealers.

Pursuant to an expense sharing agreement between the Company and an affiliate of Colony NorthStar, Colony NorthStar was solely responsible for payments for accounting services, payroll, benefit plan administration, information technology, in-house legal support, marketing services and certain other administrative services that the Company may request from time to time at no cost to the Company. In addition, the agreement provided that the Company shall be responsible for payments of certain expenses, including but not limited to, compensation, sales commissions, SEC and state registration and renewal fees and other costs incurred directly by the Company. The term of the expense sharing agreement was one year, with automatic one year renewals unless otherwise terminated by the Company or Colony NorthStar, upon five days written notice prior to expiration of the annual term. The Company or Colony NorthStar could also terminate the agreement at any time upon ten days written notice. Upon closing of the Proposed Transaction, this agreement will terminate.

For the year ended December 31, 2017, Colony NorthStar made capital contributions to the Company of $21.6 million, which consisted of $18.6 million in cash and $3.0 million in equity-based compensation. In addition, as of December 31, 2017, the Company had a net receivable of $0.1 million from Colony NorthStar for various expenses paid on its behalf such as travel and entertainment and employee compensation reimbursement. The entire amount is expected to be repaid to the Company in the first quarter of 2018.

6. Commitments and Contingencies

The Company leases office space in Colorado under a non-cancelable operating lease through November 30, 2022 which has a total future minimum lease payment as of December 31, 2017 of $1.4 million or $0.3 million per year. In June 2017, the Company entered into an amendment to the lease agreement to extend the lease term by five years to November 30, 2022. The lease term commenced on July 1, 2017 and was subject to an abatement during the first five months of the lease term. For the year ended December 31, 2017, rent expense was $0.2 million.

7. Subsequent Events

The Company evaluated subsequent events and transactions that have occurred subsequent to December 31, 2017 through the date of issuance of the financial statements.